

VIA FACSIMILE AND U.S. MAIL

October 23, 2009

William F. Spengler
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

> **RE:** **Smith & Wesson Holding Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2009**
> **File No. 1-31552**

Dear Mr. Spengler:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2009

Item 1. Business, page 1

1. We note that you sell a significant amount of your products outside of the United States. In future filings, please provide the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Products and Services, page 2

2. In future filings, please disclose the amount or percentage of total revenue contributed by each class of firearm and other products for each of the last <u>three</u> fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

Research and Development; New Product Introduction, page 10

3. In future filings, please disclose the estimated amount spent on company-sponsored research and development activities during each of the last <u>three</u> fiscal years. See Item 101(c)(1)(xi) of Regulation S-K.

Liquidity and Capital Resources, page 38

4. We note your disclosure on page F-23 indicates that your credit agreement with TD Bank contains certain financial covenants that you were in compliance with at year-end. We assume that your Convertible Debt and Term loans may include covenants that are restrictive and/or require that you satisfy certain financial ratios. In future filings please define all material covenants and clearly indicate whether you are in compliance at the end of the period presented. Additionally, in future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Critical Accounting Policies, page 39

Valuation of Long-Lived Tangible and Intangible Assets and Goodwill, page 39

5. As of July 31, 2009, you have a significant amount of long-lived assets, goodwill and intangibles assets, and you have recognized your accounting for these assets as a critical policy. In addition we note that you recorded significant impairments of goodwill and intangible assets in FY 2009 resulting in a substantial loss. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following in future filings:

- We note that you utilize a present value approach to determine fair value. Please expand your disclosures, if applicable to describe whether you consider any market approaches, transactional approaches and a reasonableness test by comparing to market capitalization;
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and
- Explain how you group property plant and equipment when testing for recoverability.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Item 9A. Controls and Procedures, page 47

6. We note your discussion regarding the limitations on all control systems, including your disclosure controls and procedures. As such, please indicate in your future filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove the language qualifying the design, operation, and effectiveness of your disclosure controls and procedures.

Item 15. Exhibits and Financial Statement Schedules, page 49

7. We note that you have omitted the schedules and exhibits from your credit agreement and the amendments thereto, which are all incorporated by reference. Please file in your next periodic report a complete copy of your credit agreement and subsequent amendments that include the omitted schedules and exhibits.

Financial Statements

9. Property, Plant and Equipment, page F-24

8. Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of products and services sold, in future filings, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

14. Derivative Financial Instruments and Hedging Activities, page F-27

9. In footnote 3 on page F-17 and footnote 10 on page F-25, you indicate that you recognized a goodwill impairment charge of $41.2 million and a intangible asset impairment charge of $57.1 million. Given that you have recorded asset impairments during the year ended April 30, 2009, in future filings, please provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please disclose information that enables users of your financial statements to assess the inputs used to develop those measurements.

22. Commitments and Contingencies, page F-39

10. As, you know, we asked you for some detail concerning your product liabilities in our letter dated, February 7, 2008, and we appreciate your response. Concerning your most recent Form 10-K, we note the quantified information provided in Notes 15 and 22 regarding product liabilities. Because of the combination of such data with other categories and current and non-current classifications, we are unable to reconcile the activity in this account. With a view towards enhanced disclosures concerning this critical accounting policy, please provide us with a roll-forward of product liabilities for each year presented and the interim period through the date of your response. Break out the presentation into current and non-current and administrative legal costs and settlements.

Exhibits 31.1 and 31.2

11. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying paragraphs 4(d) and 5.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JULY 31, 2009

Financial Statements

(2) Organization, page 7

12. Please revise your business acquisition note to provide the following:
    - Provide a more robust description of your contingent consideration arrangement and the basis for determining the amount of payment. Please also disclose an estimate of the range of outcomes or explain why a range cannot be estimated. If the maximum amount of the payment is unlimited, please disclose that fact. See paragraphs 68(g)(2) and (3) of SFAS 141(R);
    - For acquired receivables not subject to AICPA SOP 03-3, please disclose 1) the fair value of the receivables, 2) the gross contractual amounts receivable and 3) the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See paragraphs 68(h)of SFAS 141(R);
    - Disclose the amount of goodwill related to the USR acquisition that is allocated to your reportable segments in your business acquisition note. See paragraph 68(l) of SFAS 141(R); and
    - Disclose the amount of acquisition related costs, the amount recognized as an expense and the line item(s) in the income statement in which those expenses are recognized. Please also disclose the amount of any issuance costs not recognized as an expense and how those issuance costs were recognized. See paragraphs 68(m), (n) and A107 of SFAS 141(R).

    Please show us supplementally what the revised disclosure will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 7

13. We note from your summary compensation table that you provide your named executive officers with a number of perquisites. In future filings, please discuss how you determine the types and amount of perquisites provided to each named executive officer as well as how this form of remuneration fits in your overall compensation objectives. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

14. In future filings, please disclose in a tabular format the amounts payable in connection with termination and change in control transactions.

Base Salary, page 8

15. We note that in determining base compensation, you take into account individual performance and competitive salary levels for comparable positions at other companies, among other things. In future filings, please describe the elements of individual performance that you consider in evaluating base compensation. In addition, please

discuss where you target each of your executives' salaries relative to the peer group data you collect, and state where each executive's salary actually fell with respect to such target. See Items 402(b)(2)(vii) and (xiv) of Regulation S-K.

Fiscal 2009 Compensation, page 9

Base Salaries, page 9

16. We note that for fiscal year 2009 you instituted base salary increases for two of your named executive officers. In future filings, please discuss the factors that you considered in deciding to materially adjust the base compensation of your executive officers. See Item 402(b)(2)(ix) of Regulation S-K.

Stock-Based Compensation Grants, page 10

17. We note that you granted stock options to each of your named executive officers yet you omitted any substantive discussion in the CD&A regarding what the options are designed to award, how you determined the amount of options awarded in 2009, and how these awards fit into your overall compensation objectives. See Items 402(b)(1)(ii), (v), and (vi) of Regulation S-K. Please advise.

Executive Compensation, page 12

Summary of Cash and Other Compensation, page 12

18. Please explain why you disclosed profit sharing plan payments under the "Non-Equity Incentive Compensation" column, rather than under the "All Other Compensation" column, of your summary compensation table. We note, for example, that your profit sharing plan lacks a performance measure component and that your contributions to each participant are limited by IRS Section 415. Please refer to Items 402(a)(6)(iii) and (c)(2)(ix)(E) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

19. We note that unless delegated to your compensation committee, your audit committee is required to review and approve all related party transactions. In future filings, please describe the standard applied by your audit committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 404(b)(1)(ii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant